Exhibit 3.1

Certificate of Amendment to the Certificate of Incorporation

(Third Amendment)

Pursuant to the provisions of Section 14A:9-2 (4) and Section 14A:9-4 (3), Corporations, General, of the New Jersey Statutes, the undersigned corporation executes the following Certificate of Amendment to its Certificate of Incorporation:

1.	The name of the corporation is: Global Digital Solutions, Inc.

2.	The following amendment to the Certificate of Incorporation was approved by the directors and thereafter duly adopted by a majority of the shareholders of the corporation acting by written consent dated as of the 19th day of March, 2015:

Resolved, that Article IV(a) of the Certificate of Incorporation be amended to read as follows:

(a)          Authorized Shares. The aggregate number of shares which the corporation shall have the authority to issue is Six Hundred Eighty Five Million (685,000,000) shares. Six Hundred Fifty Million (650,000,000) shares shall be designated "Common Stock", and shall have a par value of $.001. Thirty Five Million (35,000,000) shares shall be designated "Preferred Stock", and shall have a par value of $.001 per share.

3.	The number of shares outstanding at the time of the adoption of the amendment was: 107,604,352. The total number of shares entitled to vote thereon was: 107,604,352.

4.	The number of shares voting for and against such amendment is as follows: (If the shares of any class or series are entitled to vote as a class, set forth the number of shares of each such class and series voting for and against the amendment, respectively).

Number of Shares Voting for Amendment	Number of Shares Voting Against Amendment
60,549,984	0

BY:	/s/ Jerome J. Gomolski
Name:	Jerome J. Gomolski
Title:	Chief Financial Officer And Vice President

Dated this 18 day of May, 2015.